Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated financial statements and the related notes for the same periods included in Exhibit 99.2 to our current report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 24, 2025 and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact China’s online recruitment service market, including, among others:

•	China’s overall economic condition and its influence on job market and recruitment industry;

•	greater challenges in hiring leading to the increasing adoption of efficient recruitment services;

•	digitalization of the recruitment industry;

•	growth of the blue-collar sector;

•	the high growth potential in online penetration among employers;

•	the competitive landscape of China’s online recruitment service industry and our market position therein; and

•	government policies and regulations affecting China’s Internet industry as well as online recruitment service industry.

Unfavorable changes in any of these general conditions could negatively impact demand for our services and materially and adversely affect our results of operations. While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to expand our large and active user base and enhance user engagement

A large and active user base is the core reason why enterprise users and job seekers are attracted to and continue to use our online recruitment platform, as enterprise users primarily look for a large talent pool to recruit from and job seekers value access to a multitude of actively hiring employers when using recruitment services. We believe it is important to grow our monthly active users (“MAU”), which we view as a key indicator of the size of our active user base, in order to support our business development. MAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once. For the three months ended March 31, 2025, our average MAU was 57.6 million, representing an increase of 23.6% from 46.6 million for the same period of 2024. Whether we can continue to grow our MAU mainly depends on our ability to provide high-quality user experience. To this end, we will continue to focus on providing a personalized user experience through enhancing our big data technology capabilities that power the recommendation engine, offering more efficient and flexible communication methods for our users, and improving the reliability of our online recruitment platform.

The growth of paid enterprise customers

Growth in the number of paid enterprise customers is a key driver of our revenue growth, as most of our revenues come from providing online recruitment services to paid enterprise customers. Paid enterprise customers refer to enterprise users and company accounts from which we recognize revenues for online recruitment services. The continued growth of our business therefore depends on the growth of paid enterprise customers. Our paid enterprise customers grew by 12.3% from 5.7 million in the twelve months ended March 31, 2024 to 6.4 million in the twelve months ended March 31, 2025. In order to improve the growth of paid enterprise customers, we will continue to focus our resources on maintaining relationships with existing enterprise users, improving service quality, converting free enterprise users and their companies to paid enterprise customers, exploring new services, features and functionalities responsive to user needs, promoting awareness of our brands, and marketing our services to a wider user group and in more geographical markets.

Our ability to expand our services to existing paid enterprise customers

We believe that there is a significant opportunity for cross selling more of our online recruitment services to our existing paid enterprise customers. Among our paid enterprise customers, those who contributed revenues of RMB5,000 or more to us in a twelve-month period ended on the end of a given period historically accounted for the majority of our revenue source. Paid enterprise customers who contributed RMB5,000 or more, but less than RMB50,000 of revenues to us in a twelve-month period ended on the end of a given period, or mid-sized accounts, contributed 34.3% and 33.1% of our total revenues for the three months ended March 31, 2024 and 2025, respectively. In addition, paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period, or key accounts, contributed 22.0% and 23.7% of our total revenues for the three months ended March 31, 2024 and 2025, respectively. We value key accounts because they typically are large enterprises with steady demand for our online recruitment services and a stable recruiting budget. The solid revenue contribution of mid-sized accounts and key accounts speaks to the importance of expanding our services to existing paid enterprise customers, which will increase their spending. To expand our services to existing paid enterprise customers, we plan to introduce new service offerings, better educate existing paid enterprise customers about the value of additional services, and recommend more customized services to each paid enterprise customer based on analysis of its historical hiring behaviors.

Our ability to promote our brands and market our services more effectively

Our investment in branding, marketing and promotional activities contributes to our user acquisition, and whether such investment is cost-effective has a significant impact on our results of operations. To achieve maximum return for our branding and marketing investments, we set and adjust our branding and marketing strategies based on data analytics of factors such as occupational structure, average income of target demographics, and characteristics of different marketing channels. Our advertising expenses as a percentage of revenues decreased for the three months ended March 31, 2025 compared to the same period of 2024. The declining proportion of our advertising expenses to revenues signifies higher efficiency of our advertising and marketing activities. We will continue to monitor and manage our advertising expenses.

Our ability to enhance our operating efficiency

Our results of operations are further affected by our operating efficiency in aspects other than sales and marketing, as measured by our total operating cost and expenses excluding sales and marketing expenses as a percentage of our revenues. Our total operating cost and expenses excluding sales and marketing expenses decreased as a percentage of our revenues for the three months ended March 31, 2025 compared to the same period of 2024. As our business grows further, we expect to improve the efficiency and utilization of our personnel, and leverage our scale to achieve greater operating leverage.

Key Components of Results of Operations

Revenues

We derive most of our revenues from paid enterprise customers on our online recruitment platform. We provide online recruitment services to enterprise customers that allow them to access and interact with job seekers and better manage their recruitment process. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented.

	For the three months ended March 31,
	2024		2025
	RMB	%	RMB	US$(1)%
	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	1,684,087	98.8	1,901,382	262,017	98.9
Others	19,666	1.2	21,895	3,017	1.1
Total	1,703,753	100.0	1,923,277	265,034	100.0

(1) Unless otherwise stated, all translations from RMB to U.S. dollars in this document are made at a rate of RMB7.2567 to US$1.00, which is the exchange rate on March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

Operating cost and expenses

Our operating cost and expenses consist of cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Cost of revenues. Our cost of revenues primarily consists of payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost and server depreciation.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) payroll and other employee-related expenses for our sales and marketing staff, (ii) advertising expenses, including expenses relating to branding activities and online traffic acquisition, and (iii) other miscellaneous expenses for our sales functions.

Research and development expenses. Our research and development expenses primarily consist of (i) payroll and other employee-related expenses for our research and development staff and (ii) investment related with technology.

General and administrative expenses. Our general and administrative expenses primarily consist of payroll and other employee-related expenses for our managerial and administrative staff.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amounts and as percentages of our total revenues. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the three months ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	1,684,087	98.8	1,901,382	262,017	98.9
Others	19,666	1.2	21,895	3,017	1.1
Total revenues	1,703,753	100.0	1,923,277	265,034	100.0
Operating cost and expenses
Cost of revenues(1)	(295,439)	(17.3)	(310,808)	(42,830)	(16.2)
Sales and marketing expenses(1)	(579,270)	(34.0)	(491,227)	(67,693)	(25.5)
Research and development expenses(1)	(467,569)	(27.4)	(423,568)	(58,369)	(22.0)
General and administrative expenses(1)	(270,472)	(15.9)	(265,511)	(36,588)	(13.8)
Total operating cost and expenses	(1,612,750)	(94.6)	(1,491,114)	(205,480)	(77.5)
Other operating income, net	12,590	0.7	7,622	1,050	0.4
Income from operations	103,593	6.1	439,785	60,604	22.9
Interest and investment income, net	156,056	9.1	149,489	20,600	7.7
Foreign exchange gain/(loss)	30	0.0	(569)	(78)	(0.0)
Other expenses, net	(259)	(0.0)	(617)	(85)	(0.0)
Income before income tax expenses	259,420	15.2	588,088	81,041	30.6
Income tax expenses	(17,696)	(1.0)	(75,994)	(10,472)	(4.0)
Net income	241,724	14.2	512,094	70,569	26.6

(1)       Share-based compensation expenses were allocated as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	10,917	9,611	1,324
Sales and marketing expenses	70,472	74,237	10,230
Research and development expenses	102,693	88,533	12,200
General and administrative expenses	104,895	79,382	10,939
Total	288,977	251,763	34,693

Period-to-Period Comparison of Results of Operations

Three months ended March 31, 2025 compared to three months ended March 31, 2024

Revenues

Our revenues were RMB1,923.3 million (US$265.0 million) for the three months ended March 31, 2025, representing an increase of 12.9% from RMB1,703.8 million for the same period of 2024. Specifically, revenues from online recruitment services to enterprise customers were RMB1,901.4 million (US$262.0 million) for the three months ended March 31, 2025, representing an increase of 12.9% from RMB1,684.1 million for the same period of 2024. This increase was mainly driven by the paid enterprise customer growth. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB21.9 million (US$3.0 million) for the three months ended March 31, 2025, representing an increase of 11.2% from RMB19.7 million for the same period of 2024, mainly benefiting from expanded user base.

Cost of revenues

Our cost of revenues was RMB310.8 million (US$42.8 million) for the three months ended March 31, 2025, representing an increase of 5.2% from RMB295.4 million for the same period of 2024, primarily due to an increase in payment processing cost.

Sales and marketing expenses

Our sales and marketing expenses were RMB491.2 million (US$67.7 million) for the three months ended March 31, 2025, representing a decrease of 15.2% from RMB579.3 million for the same period of 2024, primarily due to decreases in advertising and marketing expenses and employee-related expenses.

Research and development expenses

Our research and development expenses were RMB423.6 million (US$58.4 million) for the three months ended March 31, 2025, representing a decrease of 9.4% from RMB467.6 million for the same period of 2024, primarily due to decreases in employee-related expenses and investments in technology.

General and administrative expenses

Our general and administrative expenses were RMB265.5 million (US$36.6 million) for the three months ended March 31, 2025, remaining relatively stable compared to RMB270.5 million for the same period of 2024.

Income from operations

As a result of the foregoing, our income from operations was RMB439.8 million (US$60.6 million) for the three months ended March 31, 2025, representing an increase of 324.5% from RMB103.6 million for the same period of 2024.

Interest and investment income

Our interest and investment income was RMB149.5 million (US$20.6 million) for the three months ended March 31, 2025, as compared to RMB156.1 million for the same period of 2024.

Income tax expenses

Our income tax expenses were RMB76.0 million (US$10.5 million) for the three months ended March 31, 2025, as compared to RMB17.7 million for the same period of 2024.

Net income

Our net income was RMB512.1 million (US$70.6 million) for the three months ended March 31, 2025, representing an increase of 111.9% from RMB241.7 million for the same period of 2024.

Non-GAAP Financial Measures

In evaluating the business, we consider and use non-GAAP financial measures, such as adjusted income from operations and adjusted net income as supplemental measures to review and assess operating performance. We define these non-GAAP financial measures by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. We believe that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP for the periods indicated.

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
		(in thousands)
Income from operations	103,593	439,785	60,604
Add: Share-based compensation expenses	288,977	251,763	34,693
Adjusted income from operations (non-GAAP financial measure)	392,570	691,548	95,297

Net income	241,724	512,094	70,569
Add: Share-based compensation expenses	288,977	251,763	34,693
Adjusted net income (non-GAAP financial measure)	530,701	763,857	105,262

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	905,541	1,003,109	138,232
Net cash used in investing activities	(523,462)	(678,826)	(93,545)
Net cash used in financing activities	(104,578)	(85,994)	(11,850)
Effect of exchange rate changes on cash and cash equivalents	(3,294)	(959)	(132)
Net increase in cash and cash equivalents	274,207	237,330	32,705
Cash and cash equivalents at beginning of the period	2,472,959	2,553,090	351,825
Cash and cash equivalents at end of the period	2,747,166	2,790,420	384,530

Operating activities

Net cash provided by operating activities for the three months ended March 31, 2025 was RMB1.0 billion (US$138.2 million). The difference between this net cash provided by operating activities and net income of RMB512.1 million (US$70.6 million) for the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB251.8 million (US$34.7 million), depreciation and amortization expenses of long-lived assets of RMB135.0 million (US$18.6 million), interest and investment income of RMB55.9 million (US$7.7 million), and amortization of right-of-use assets of RMB41.4 million (US$5.7 million), as well as cash released from a decrease in working capital mainly resulting from an increase of RMB256.7 million (US$35.4 million) in deferred revenue and an increase of RMB114.9 million (US$15.8 million) in accounts payable and other payables and accrued liabilities, partially offset by an increase of RMB325.2 million (US$44.8 million) in prepayments and other current assets and a decrease of RMB40.1 million (US$5.5 million) in operating lease liabilities.

Investing activities

Net cash used in investing activities for the three months ended March 31, 2025 was RMB678.8 million (US$93.5 million), primarily due to purchases of time deposits of RMB3.6 billion (US$502.0 million) and purchases of short-term and long-term investments of RMB2.8 billion (US$391.4 million), partially offset by maturities of time deposits of RMB3.6 billion (US$489.3 million) and maturities of short-term and long-term investments of RMB2.3 billion (US$315.6 million).

Financing activities

Net cash used in financing activities for the three months ended March 31, 2025 was RMB86.0 million (US$11.9 million), primarily attributable to the payment for share repurchases of RMB93.4 million (US$12.9 million), partially offset by proceeds from the exercise of share-based awards of RMB7.4 million (US$1.0 million).

Capital expenditures

Our capital expenditures primarily consist of purchases of servers and other electronic equipment. We incurred capital expenditures of RMB36.5 million (US$5.0 million) for the three months ended March 31, 2025. We plan to continue to incur capital expenditures in the future to meet our business growth. We intend to fund our future capital expenditures primarily with our existing cash balance and anticipated cash generated from operating activities.

Material cash requirements

Our material cash requirements as of March 31, 2025 primarily include operating lease obligations and advertising commitments. Our operating lease obligations primarily represent our obligations under the lease agreements for our office premises. Advertising commitments relate to purchase obligations for advertising services. We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations.

The following table sets forth our contractual obligations as of March 31, 2025:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in RMB thousands)
Operating lease obligations	254,502	156,505	80,866	16,935	196
Advertising commitments	50,250	50,250	–	–	–

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of March 31, 2025.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax for taxable income earned. Additionally, payments of dividends by our subsidiaries in Hong Kong to our company are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during the three months ended March 31, 2025.

PRC

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, and amended on February 24, 2017 and December 29, 2018, our mainland China subsidiaries and the VIE, Beijing Huapin Borui Network Technology Co., Ltd., are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises as stipulated under PRC tax laws and regulations.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%.

Beijing Huapin Borui Network Technology Co., Ltd., was certified as a “high and new technology enterprise” and accordingly was eligible for a preferential tax rate of 15% for the three months ended March 31, 2025. The preferential tax treatment continues as long as an enterprise can retain its “high and new technology enterprise” status. Our WFOE, Beijing Highland Wolf Technology Co., Ltd., was subject to an enterprise income tax rate of 25% for the three months ended March 31, 2025.

If our company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

We are subject to value-added tax at a rate of approximately 3% for small-scale-value-added-tax-payer entities or 6% for general-value-added-tax-payer entities on the services we provide to our customers, less any deductible value-added tax we have already paid or borne in accordance with laws of mainland China. We are also subject to surcharges on value-added tax payments in accordance with laws of mainland China.

Pursuant to the PRC Enterprise Income Tax Law and the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, a 5% or 10% withholding tax is levied on dividends declared to our intermediary holding company in Hong Kong from mainland China effective from January 1, 2008.